EXHIBIT 99.6

AGENCY AGREEMENT

January 14, 2020

mCloud Technologies Corp. 550-510 Burrard St.

Vancouver, British Columbia V6C 3A8

Attention: Mr. Russel McMeekin, Chief Executive Officer

Dear Sir:

Raymond James Ltd. (the “Lead Agent”), acting as sole bookrunner, and on behalf of itself and a syndicate of agents including Paradigm Capital Inc. (“Paradigm”, together with the Lead Agent, the “Agents”, and each individually, an “Agent”), understands that mCloud Technologies Corp. (the “Corporation”) is contemplating a private placement offering of up to 2,875,000 special warrants of the Corporation (the “Special Warrants”) at a price of $4.00 per Special Warrant (the “Issue Price”) on a “best efforts”, private placement basis for aggregate gross proceeds of up to $11,500,000 (the “Offering”).

The Special Warrants will be duly and validly created and issued pursuant to, and governed by, a special warrant indenture (the “Special Warrant Indenture”) to be entered into effective on the date hereof between the Corporation and AST Trust Company (Canada) (or such other agent determined by the Corporation and the Lead Agent), as special warrant agent in respect of the Special Warrants (the “Special Warrant Agent”). Each Special Warrant will entitle the holder thereof to receive, without payment of any further consideration, and subject to customary anti-dilution adjustments, one unit of the Corporation (a “Unit”) in accordance with the terms and conditions of the Special Warrants, which are summarized in the term sheet attached to the Subscription Agreement.

Any unexercised Special Warrants shall be automatically exercised, with no further action on the part of the holder thereof (and for no additional consideration), on the date (the “Automatic Exercise Date”) that is the earlier of: (i) the third Business Day following the date on which a prospectus qualifying the distribution of the Units (the “Qualification Prospectus”) to be issued upon exercise of the Special Warrants is filed with and deemed effective in each of the Canadian Offering Jurisdictions (as hereinafter defined) (the “Qualification Event”); and (ii) 5:00 p.m. (EST) on the date that is four months and one day following the Closing Date (as hereinafter defined). The description of the Special Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Special Warrants to be set forth in the Special Warrant Indenture. In the case of any inconsistency between the description of the Special Warrants in this Agreement and their terms and conditions as set forth in the Special Warrant Indenture, the provisions of the Special Warrant Indenture will govern.

Each Unit will consist of one common share in the capital of the Corporation (each, an “Offered Share”) and one-half common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of the Corporation. Each whole Warrant shall entitle the holder thereof to acquire one common share in the capital of the Corporation (each, a “Warrant Share”) at a price of C$5.40 per Warrant Share, until the date which is 60 months following the Closing Date, subject to adjustment in certain events. The Warrants shall be duly and validly created and issued by the Corporation pursuant to, and governed by, the terms of a warrant indenture (the “Warrant Indenture”) to be entered into on the date hereof between the Corporation and AST Trust Company (Canada) (or such other agent determined by the Corporation and the Lead Agent), in its capacity as warrant agent in respect of the Warrants (the “Warrant Agent”). The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In the case of any inconsistency between the description of the Warrants in this Agreement and their terms and conditions as set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

The Corporation will use its commercially reasonable efforts to complete the Qualification Event before four months and one day following the Closing Date; provided, however, that there is no assurance that a Qualification Event will be completed. In the event that the Qualification Event has not been completed on or before 5:00 p.m. (EST) on the date that is 60 days following the Closing Date, each unexercised Special Warrant will thereafter entitle the holder to receive, upon the exercise thereof, at no additional cost, 1.1 Units per Special Warrant (instead of one (1) Unit).

In addition, the Agents understand that the Corporation may complete a concurrent non-brokered offering of up to 437,500 Special Warrants on the same terms as the Offering in one or more closings (the “Non- Brokered Offering”). The Agents undertake no obligation to the Corporation or to the purchasers under the Non-Brokered Offering (the “Non-Brokered Purchasers”). The Corporation acknowledges and agrees that the Non-Brokered Purchasers do not and will not have any recourse to or any rights against the Agents, and the Agents do not and will not have any liability whatsoever to Non-Brokered Purchasers under or in connection with the Non-Brokered Offering.

Upon and subject to the terms and conditions set forth herein, the Agents hereby agree to act, and upon acceptance hereof, the Corporation hereby appoints the Agents, as the Corporation’s exclusive agents, to offer for sale by way of private placement on a “commercially reasonable efforts” agency basis, without underwriter liability, the Special Warrants to be issued and sold pursuant to the Offering and the Agents agree to arrange for purchasers of the Special Warrants in the Designated Jurisdictions (as hereinafter defined) and in those jurisdictions outside Canada where the Special Warrants may lawfully be sold pursuant to the terms and conditions hereof.

In consideration of the services to be rendered by the Agents hereunder, the Agents will receive a cash commission fee (the “Agents’ Commission”) equal to 7.0% of the aggregate gross proceeds of the Offering (including pursuant to any exercise of the Agents’ Option). No other commission or fee is payable by the Corporation in connection with the completion of the Offering; provided that the Corporation will pay certain fees and expenses of the Agents (including fees and expenses of counsel to the Agents) plus applicable taxes in connection with the Offering, as set out in Section 14 hereof (the “Agents’ Expenses”).

The parties acknowledge that the Special Warrants have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) or the securities laws of any state of the United States and may not be offered or sold in the United States, or to or for the account or benefit of, U.S. Persons (as hereinafter defined), except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States in the manner specified in this Agreement and pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Corporation and the Agents and the U.S. Affiliates (as hereinafter defined) contained hereto. All actions to be undertaken by the Agents in the United States or to, or for the account or benefit of, U.S. Persons in connection with the matters contemplated herein shall be undertaken through a U.S. Affiliate, in accordance with Schedule “A” hereto.

The Agents shall be entitled (but not obligated) in connection with the Offering to retain as sub-agents other registered dealers and may receive subscriptions for Special Warrants from subscribers from other registered dealers, at no additional cost to the Corporation. The fee payable to any such Selling Firm (as hereinafter defined) shall be for the account of the Agents.

The Offering is conditional upon and subject to the additional terms and conditions set forth below.

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Agents:

Section 1. Definitions and Interpretation

(a)	In this Agreement:

“Accredited Investor” means an accredited investor meeting one or more of the criteria in National Instrument 45-106 - Prospectus Exemptions;

“affiliate”, “associate”, “distribution”, “material change”, “material fact”, and “misrepresentation” have the respective meanings given to them in the BC Act;

“Agents” has the meaning given to that term on the face page of this Agreement;

“Agents’ Commission” shall have the meaning ascribed thereto on the second page of this Agreement;

“Agents’ Expenses” shall have the meaning ascribed thereto on the second page of this Agreement;

“Agents’ Information” has the meaning given to that term in Section 3(f)(i) of this Agreement;

“Agreement” means this Agency Agreement and not any particular article or section or other portion except as may be specified and words such as “hereof”, “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

“Anti-Terrorism Laws” has the meaning given to that term in Section 6(vvv) of this Agreement;

“Annual Financial Statements” means the Corporation’s audited consolidated annual financial statements as at and for the years ended December 31, 2018 and December 31, 2017, together with the related notes thereto and the independent auditors’ reports thereon;

“Automatic Exercise Date” has the meaning given to that term on the face page of this Agreement;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Vancouver, British Columbia are not open for business;

“BC Act” means the Securities Act (British Columbia);

“Canadian Offering Jurisdictions” means each of the Provinces of British Columbia, Alberta and Ontario and such other provinces and territories of Canada as may be agreed to by the Agents and the Corporation;

“Canadian Securities Commissions” means collectively, the applicable securities commission or securities regulatory authority in each of the Canadian Offering Jurisdictions;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Canadian Offering Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements, blanket orders, instruments and notices of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement;

“Claims” has the meaning given to that term in Section 11(a) of this Agreement;

“Closing” means, with respect to the Special Warrants, the completion of the issue and sale by the Corporation of the Special Warrants pursuant to this Agreement;

“Closing Date” means a date on which a Closing occurs, being, initially, on January 14, 2020 and, subsequently, such other date or dates as the Corporation and the Lead Agent may agree;

“Closing Time” means the time of Closing on the applicable Closing Date; “Common Shares” means the shares of common stock of the Corporation; “Corporation” has the meaning given to that term on the face page of this Agreement;

“Debt Instrument” means any mortgage, note, indenture, loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or any Subsidiary is a party or otherwise bound;

“Designated Jurisdictions” means, collectively, (i) the Canadian Offering Jurisdictions;

(ii) the United States; and (iii) jurisdictions outside of Canada and the United States, as agreed to by the Corporation and the Lead Agent;

“Disclosure Record” means collectively, all of the documents which have been filed on the Corporation’s profile on SEDAR by or on behalf of the Corporation pursuant to the requirements of Canadian Securities Laws;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports, business acquisition reports or other documents filed by the Corporation on SEDAR, whether before or after the date of this Agreement, that are required by applicable Canadian Securities Laws to be incorporated by reference into the Qualification Prospectus or any Supplementary Material, as applicable;

“Environmental Laws” means any federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of Hazardous Materials or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Environmental Permits” means permits, authorizations and approvals required under any applicable Environmental Laws to carry on business as currently conducted;

“Engagement Letter” means the letter agreement dated August 21, 2019 between the Corporation and the Lead Agent relating to the Offering;

“Executive Order” has the meaning given to that term in Section 6(vvv) of this Agreement;

“Financial Statements” means (i) the Annual Financial Statements, and (ii) the Interim Financial Statements;

“Governmental Authority” means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

“IFRS” means International Financial Reporting Standards applicable in Canada; “including” means including without limitation;

“Indemnified Party” has the meaning given to that term in Section 11(a) of this Agreement;

“Intellectual Property” has the meaning given to that term in Section 6(jj) of this Agreement;

“Interim Financial Statements” means the Corporation’s unaudited consolidated condensed interim financial statements for the six-month period ended September 30, 2019 and September 30, 2018, together with the related notes thereto;

“Issue Price” has the meaning given to that term on the face page of this Agreement;

“knowledge of the Corporation” (or similar phrases) means, with respect to the Corporation, the knowledge of Russel McKeekin, Michael Sicuro, Constantino Lanza and/or Chantal Schutz after reasonably informing themselves as to the relevant matters, but without any requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry office or system;

“Laws” means the Securities Laws, the Environmental Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Lead Agent” means Raymond James Ltd.;

“Leased Premises” means each premises which the Corporation or any Subsidiary occupies as tenant;

“Lock-Up Agreements” has the meaning given to that term in Section 5(m) of this Agreement;

“Losses” has the meaning given to that term in Section 11(a) of this Agreement;

“Material Adverse Effect” means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management of the Corporation or any Subsidiary who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, financial condition, or results of operations of the Corporation and its Subsidiaries, taken as a whole;

“Material Agreement” means any material contract, commitment, agreement (written or oral), instrument, lease or other document, license agreement and agreements relating to intellectual property, to which the Corporation or any Subsidiary are a party or to which any of their property or assets are otherwise bound;

“Material Subsidiaries” means mCloud Technologies (USA) Inc., Autopro Automation Consultants Ltd., NGRAIN (Canada) Corp., and Field Diagnostic Services, Inc.; and “Material Subsidiary” means any one of the them;

“NI 14-101” means National Instrument 14-101 – Definitions;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;
“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 45-102” means National Instrument 45-102 – Resale of Securities; “NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Non-Brokered Offering” has the meaning given to that term on the second page of this Agreement;

“Non-Brokered Purchasers” has the meaning given to that term on the second page of this Agreement;

“OFAC” has the meaning given to that term in Section 6(vvv) of this Agreement;
“Offered Shares” has the meaning given to that term on the face page of this Agreement; “Offering” has the meaning given to that term on the face page of this Agreement;

“Offering Documents” means, collectively, the Qualification Prospectus and any Supplementary Material;

“Passport System” means the procedures described under Multilateral Instrument 11-102

– Passport System and NP 11-202;

“person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Presentation” means the corporate presentation of the Corporation dated December 2019;

“Purchasers” means the persons who (as purchasers or beneficial purchasers) acquire Special Warrants by duly completing, executing and delivering Subscription Agreements (including all applicable schedules and exhibits thereto), but for greater certainty, shall not include the Non-Brokered Purchasers;

“Qualification Event” has the meaning given to that term on the face page of this Agreement;

“Qualification Prospectus” means the (final) prospectus or prospectus supplement, as the case may be, of the Corporation, including all Documents Incorporated by Reference, to be approved, signed and certified in accordance with the Canadian Securities Laws, relating to the qualification for distribution of the Units under applicable Canadian Securities Laws;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Reporting Jurisdictions” the provinces of British Columbia and Alberta; “SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means, unless the context otherwise requires, the Canadian Securities Laws, the U.S. Securities Laws and all applicable securities laws in each of the Designated Jurisdictions, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, multilateral and national instruments, orders, blanket rulings, notices and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible at www.sedar.com;

“Selling Firms” has the meaning given to that term in Section 4(a);

“Special Warrant” has the meaning given to that term on the face page of this Agreement;

“Special Warrant Agent” has the meaning given to that term on the face page of this Agreement;

“Special Warrant Certificates” means the certificates representing the Special Warrants in a form acceptable to the Agents and the Corporation and attached as Schedule A to the Special Warrant Indenture;

“Special Warrant Indenture” has the meaning given to that term on the face page of this Agreement;

“Subscription Agreements” means, collectively, the subscription agreements for the Special Warrants, in the forms agreed upon by the Agents and the Corporation pursuant to which Purchasers agree to subscribe for and purchase the Special Warrants pursuant to the Offering as herein contemplated and shall include, for certainty, all schedules thereto; and “Subscription Agreement” means any one of them, as the context requires;

“subsidiary” has the meaning given to that term in the BC Act;

“Subsidiaries” means the subsidiaries of the Corporation; and “Subsidiary” means any one of them;

“Supplementary Material” means, collectively, any amendment to the Qualification Prospectus, or any amended or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Canadian Securities Laws relating to the qualification for distribution of the Units under applicable Canadian Securities Laws;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” has the meaning given to that term in Section 6(ff) of this Agreement;

“Transaction Documents” means, collectively, this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Warrant Indenture and the certificates, if any, representing the Special Warrants, the Offered Shares, the Warrants and the Warrant Shares;

“Transfer Agent” means AST Trust Company (Canada), at its principal offices in Vancouver, British Columbia;

“TSX” means the Toronto Stock Exchange; “TSXV” means the TSX Venture Exchange;

“U.S. Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

“U.S. Affiliate” means an Agent’s duly registered broker-deal affiliate in the United States;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder

“U.S. Person” means a “U.S. person”, as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the United States federal securities laws, including, without limitation, the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations promulgated thereunder and as may be amended from time to time, and applicable state securities laws;

“Underlying Securities” means the Units, Offered Shares, Warrants and Warrant Shares;

“United States” and “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“Warrant” has the meaning given to that term on the face page of this Agreement. “Warrant Agent” means the warrant agent under the Warrant Indenture;

“Warrant Certificates” means certificates representing the Warrants in a form acceptable to the Agents and the Corporation and attached as Schedule A to the Warrant Indenture;

“Warrant Indenture” has the meaning given to that term on the second page of this Agreement; and

“Warrant Shares” has the meaning given to that term on the second page of this Agreement.

(b)	The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(c)	Unless otherwise expressly provided in this Agreement, (i) words importing only the singular number include the plural and vice versa and words importing gender include all genders; and (ii) all references to dollars or “$” are to Canadian dollars.

Section 2. Offering

(a)	The Offering. The Corporation hereby appoints the Agents to act as exclusive agents to offer and sell the Special Warrants on a commercially reasonable efforts, private placement basis and the Agents hereby accepts such appointment. Notwithstanding anything to the contrary contained herein or any oral representations or assurances previously or subsequently made by the parties hereto, this Agreement does not constitute a commitment by, or legally binding obligation of, the Agents or any of their respective affiliates to act as underwriters, initial purchasers, arrangers, and/or placement agents in connection with any offering of securities of the Corporation, including the Special Warrants, or to provide or arrange any financing, other than the appointment as agents in connection with the Offering in accordance with the prior sentence and otherwise on the terms set forth herein.

(b)	Sale on Exempt Basis. The Agents shall use commercially reasonable efforts to arrange for the purchase of the Special Warrants:

(i)	in the Canadian Offering Jurisdictions on a private placement basis in compliance with applicable Canadian Securities Laws;

(ii)	in the United States and to, or for the account or benefit of, U.S. Persons that are

U.S. Accredited Investors in compliance with Schedule “A” hereto; and

(iii)	in such other Designated Jurisdictions as may be agreed upon between the Corporation and the Agents, on a private placement basis in compliance with all applicable Securities Laws of such other Designated Jurisdictions provided that no prospectus, registration statement or similar document is required to be filed in such Designated Jurisdiction, no registration or similar requirement would apply with respect to the Corporation in connection with the Offering in such other Designated Jurisdiction and the Corporation does not become subject to ongoing continuous disclosure obligations in such other Designated Jurisdictions.

(c)	Filings. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation in connection with the issue and sale of the Special Warrants such that the distribution of the Special Warrants may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada, the United States or elsewhere, and the Agents undertake to use their best efforts to cause Purchasers to complete any forms required by Canadian Securities Laws or other applicable Securities Laws. All fees payable in connection with such filings shall be at the expense of the Corporation.

(d)	No Offering Memorandum. Neither the Corporation nor the Agents shall: (i) other than the Presentation, provide to prospective Purchasers any document or other material or information that would constitute an offering memorandum within the meaning of Canadian Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Special Warrants, including but not limited to, causing the sale of the Special Warrants to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Special Warrants whose attendees have been invited by general solicitation or advertising.

(e)	Press Releases. In order to comply with applicable U.S. Securities Laws, any press release announcing or otherwise concerning the Offering shall include an appropriate notation as follows: “Not for dissemination in the United States or through U.S. newswire services”. In addition, any such press release shall contain the following disclaimer: “The securities being offered have not been, nor will they be, registered under the U.S. Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State of the United States in which such offer, solicitation or sale would be unlawful.”

Section 3. Filing of Qualification Prospectus

(a)	Qualification Prospectus. The Corporation covenants with the Agents that: (i) the Corporation shall use commercially reasonable efforts to file the Qualification Prospectus, in form and substance satisfactory to the Agents, acting reasonably, with the Canadian Securities Commissions in the Canadian Offering Jurisdictions under the Canadian Securities Laws pursuant to the Passport System and shall designate the Province of British Columbia as the principal jurisdiction thereunder, together with the required supporting documents; and (ii) if required, the Corporation shall use commercially reasonable efforts to promptly resolve all comments received and deficiencies raised by the Canadian Securities Commissions. The Corporation shall promptly take, or cause to be taken, all commercially reasonable steps and proceedings that may from time to time be required under applicable Canadian Securities Laws to qualify the distribution of the Units in the Canadian Offering Jurisdictions and shall use its commercially reasonable efforts to ensure that such requirements shall be obtained promptly following the Closing Date.

(b)	Commercial Copies. The Corporation shall cause commercial copies of the Qualification Prospectus and any Supplementary Material to be delivered to the Agents without charge, in such numbers and in such cities in the Canadian Offering Jurisdictions as the Agents may reasonably request. Such delivery shall be effected as soon as practicable and, in any event, within two Business Days after the filing thereof in the Canadian Offering Jurisdictions.

(c)	Due Diligence and Review of Offering Documents. The form and substance of the Qualification Prospectus and any Supplementary Material shall be satisfactory to the Agents, acting reasonably, prior to the filing thereof with the Canadian Securities Commissions. Prior to the filing of the Qualification Prospectus and any Supplementary Material, the Corporation shall allow the Agents to participate fully in the preparation of such documents and shall allow the Agents to conduct all due diligence which the Agents may reasonably require in order to fulfill their obligations as agents and in order to enable the Agents to responsibly execute any certificate related to such documents required to be executed by them under applicable Canadian Securities Laws. Up to the date of the Qualification Event, the Corporation shall allow the Agents to conduct any due diligence investigations that the Agents reasonably require to confirm as at any date that the Agents continue to have reasonable grounds for the belief that the Offering Documents do not contain a misrepresentation as at such date or as at the date of such Offering Documents.

(d)	Material Change. Once the Qualification Prospectus has been filed, comply with section 57 of the Securities Act (Ontario) and with any comparable provisions of the other Canadian Securities Laws, and the Corporation will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to permit the Units to be distributed in each of the Canadian Offering Jurisdictions as contemplated herein.

(e)	Deliveries. The Corporation will deliver to the Agents prior to or concurrently with the filing of the Qualification Prospectus and any Supplementary Material, as applicable, unless otherwise indicated:

(i)	a copy of the Qualification Prospectus manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;

(ii)	a copy of any Supplementary Material, or other document required to be filed with or delivered to, the Canadian Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any Documents Incorporated by Reference in the Qualification Prospectus (other than documents already filed publicly with the Canadian Securities Commissions);

(iii)	concurrently with the filing of the Qualification Prospectus with the Canadian Securities Commissions, a “long-form” comfort letter of the Corporation’s auditors dated the date of the Qualification Prospectus (with the requisite procedures to be completed by such auditor within two Business Days of the date of such letter), in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents and the directors and officers of the Corporation, with respect to certain financial and accounting information relating to the Corporation in the Qualification Prospectus including all Documents Incorporated by Reference, which letter shall be in addition to the auditors’ reports incorporated by reference in the Qualification Prospectus;

(iv)	copies of correspondence from the TSXV or the TSX, as applicable, if any, indicating that the application for the listing for trading on the TSXV or TSX of the Underlying Securities have been approved for listing subject only to satisfaction by the Corporation of customary listing conditions imposed by the TSXV or the TSX, as applicable;

(v)	a copy of any document filed with, or delivered to, the Canadian Securities Commissions by the Corporation under applicable Canadian Securities Laws with the Qualification Prospectus and any Supplementary Material;

(vi)	a certificate dated the date of the Qualification Prospectus, addressed to the Agents and signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation, certifying for and on behalf of the Corporation, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

A.	the Corporation has complied in all material respects (except where already qualified by a materiality or Material Adverse Effect qualification, in which case the Corporation has complied in all respects) with all the covenants and satisfied in all material respects (except where already qualified by a materiality or Material Adverse Effect qualification, in which case the Corporation has satisfied in all respects) all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the date of the Qualification Prospectus;

B.	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the issue of the Units, Offered Shares, Warrants or any of the Corporation’s issued securities, having been issued, and no proceeding for such purpose being, to the knowledge of such officers, threatened or pending;

C.	the representations and warranties of the Corporation contained in this Agreement and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement being true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as at the date of the Qualification Prospectus (other than those that speak to a specific time, in which case they shall have been true and correct in all material respects at such time), with the same force and effect as if made on and as at such date; and

D.	since the initial Closing Time, there having been no material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), capital, business, prospects or results of operations of the Corporation and the Subsidiaries on a consolidated basis.

(vii)	an opinion, subject to customary qualifications, of the Canadian legal counsel to the Corporation (it being understood that such counsel may rely to the extent appropriate in the circumstance as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation, or on opinions of local counsel in respect of the specific laws of certain of the Designated Jurisdictions) with respect to the following matters:

A.	the Corporation has the necessary corporate power and authority to execute and deliver the Qualification Prospectus and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Qualification Prospectus and the filing thereof, as the case may be, in each of the Canadian Offering Jurisdictions in accordance with applicable Securities Laws in each of the Canadian Offering Jurisdictions

B.	all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under Canadian Securities Laws in order to qualify the distribution of the Units to the public in each of the Designated Jurisdictions by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of Canadian Securities Laws; and

C.	that the issuance of the Warrant Shares issuable upon the exercise of the Warrants is exempt from the prospectus requirements of applicable Securities Laws in each of the Canadian Offering Jurisdictions and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws in each of the Canadian Offering Jurisdictions to permit such issuance;

D.	the statements and opinions concerning tax matters set forth in the Qualification Prospectus under the headings (including for certainty, all subheadings under such headings) “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” insofar as they purport to describe the provisions of the laws referred to therein are fair and adequate summaries of the matters discussed therein subject to the qualifications, assumptions and limitations set out under such headings;

E.	the attributes of the Special Warrants, Common Shares, Warrants and Warrant Shares conform in all material respects with the description thereof contained in the Qualification Prospectus; and

(viii)	opinions, comfort letters and other documents substantially similar to those referred to in this Section to the Agents with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, any Supplementary Material.

(f)	Representations as to Offering Documents. Filing and delivery to the Agents in accordance with this Agreement of any Offering Document shall constitute a representation and warranty by the Corporation to the Agents that, as at their respective dates, dates of filing and dates of delivery:

(i)	the information and statements (except information and statements relating solely to the Agents, which have been provided by the Agents to the Corporation in writing specifically for use in any of the Offering Documents (collectively, “Agents’ Information”)) contained and incorporated by reference in such Offering Documents are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Special Warrants and the Units as required by applicable Canadian Securities Laws of the Canadian Offering Jurisdictions;

(ii)	no material fact or information has been omitted from such disclosure (except for Agents’ Information) that is required to be stated in such disclosure or that is necessary to make a statement contained in such disclosure not misleading in the light of the circumstances under which it was made; and

(iii)	except with respect to any Agents’ Information, such documents comply in all material respects with the requirements of Canadian Securities Laws.

Such filings shall also constitute the Corporation’s consent to the Agents’ use of the Offering Documents in connection with the distribution of the Offered Shares and Warrants comprising the Units in the Canadian Offering Jurisdictions in compliance with this Agreement and Canadian Securities Laws.

Section 4. Distribution and Certain Obligations of Agents

(a)	Each of the Agents shall, and shall require any investment dealer or broker with which such Agent has a contractual relationship in respect of the distribution of the Special Warrants (each, a “Selling Firm”) to agree to, comply with applicable Canadian Securities Laws of the Canadian Offering Jurisdictions and the applicable Securities Laws of the Designated Jurisdictions outside of Canada, in connection with the distribution of the Special Warrants and shall offer the Special Warrants for sale to directly and through Selling Firms upon the terms and conditions set out in this Agreement.

(b)	Each of the Agents shall, and shall require any Selling Firm to agree to, distribute the Special Warrants in a manner which complies with and observes all applicable Laws in each jurisdiction into and from which they may offer to sell the Special Warrants and will not, directly or indirectly, offer, sell or deliver any Special Warrants to any person in any jurisdiction other than in the Designated Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable Laws of such other jurisdictions, obligate the Corporation to establish or maintain any office or director or office in such jurisdiction; or pay any unreasonable filing fees which relate to such other jurisdictions. Subject to the foregoing, the Agents and any Selling Firm shall be entitled to offer and sell the Special Warrants solely pursuant to an applicable exemption or exemptions from the registration and prospectus requirements of any other jurisdictions (other than the United States) in accordance with any applicable Laws in the jurisdictions in which the Agents and/or Selling Firms offer the Special Warrants.

(c)	The Agents will use commercially reasonable efforts to obtain from each Purchaser a duly completed and executed Subscription Agreement and other forms required under applicable Securities Laws and the Agents shall at least two Business Days prior to the Closing Date, provide the Corporation with copies of such Subscription Agreements and complete registration instructions in respect of the Special Warrants.

(d)	The Agents shall supply the Corporation with such information respecting the Purchasers as the Corporation may require to comply with the Corporation’s obligations under Securities Laws to report on the sales made pursuant to the Offering and respond to any requests of any Securities Commission in connection with any investigation or inquiry by such authority.

(e)	The Agents will not advertise the Offering or sale of the Special Warrants in printed media of general and regular paid circulation, radio or television nor provide or make available to prospective purchasers of Special Warrants any document or material (other than the Presentation) which would constitute an offering memorandum as defined under Canadian Securities Laws.

Section 5. Conditions of the Offering

The obligation of the Purchasers to purchase the Special Warrants at the Closing Time shall be subject to the performance by the Corporation of its obligations under this Agreement and each of the following conditions:

(a)	receipt of evidence by the Agents, in a form acceptable to the Agents, acting reasonably, that all actions required to be taken by or on behalf of the Corporation, including the passing of all requisite resolutions of the directors and shareholders of the Corporation, having been taken so as to approve the execution and delivery of each of the Transaction Documents, the distribution of the Special Warrants, the issuance of the Offered Shares and Warrants comprising the Units issuable upon exercise of the Special Warrants and the issuance of the Warrant Shares issuable upon exercise of the Warrants;

(b)	the Corporation delivering to the Agents, at the Closing Time, a certificate dated the Closing Date addressed to the Agents and signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation, in a form satisfactory to the Agents, acting reasonably, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, that:

(i)	the Corporation has complied in all material respects (except where already qualified by materiality, in which case the Corporation has complied in all respects) with all the covenants and satisfied in all material respects (except where already qualified by materiality, in which case the Corporation has satisfied in all respects) all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation contained in this Agreement and any certificate of the Corporation delivered hereunder are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as at the Closing Time with the same force and effect as if made on and as at such date;

(iii)	since September 30, 2019, (A) there has been no material adverse change affecting the Corporation on a consolidated basis, and (B) no transaction has been entered into by the Corporation other than in the ordinary course of business;

(iv)	there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact or a new material fact) which material fact or change is of such a nature as to render any statement in the Disclosure Record misleading or untrue in any material respect or which would result in a misrepresentation in the Disclosure Record or which would result in the Disclosure Record not complying with applicable Canadian Securities Laws; and

(v)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting or suspending the offering, issue or sale of the Special Warrants or any of the Corporation’s issued securities, having been issued, and no proceeding for such purpose being, to the knowledge of such officers, pending or threatened;

(c)	the Agents receiving, at the Closing Time a legal opinion dated the Closing Date, to be addressed to the Agents, in form and substance acceptable to the Agents acting reasonably, of Owens Wright LLP, counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to the Agents and may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers, public and exchange officials or of the auditors of the Corporation), with respect to the following matters:

(i)	that the Corporation is a reporting issuer under Canadian Securities Laws in each of the Reporting Jurisdictions and is not on the list of defaulting issuers maintained under such legislation;

(ii)	as to the incorporation and valid existence of the Corporation;

(iii)	as to the authorized and issued capital of the Corporation;

(iv)	that the Corporation has the corporate power and capacity to own or lease its properties and assets, carry on its business as it is currently conducted, and to execute, deliver and perform its obligations under the Transaction Documents; and to issue and sell the Special Warrants, the Offered Shares and Warrants comprising the Units and the Warrant Shares, as applicable;

(v)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Transaction Documents and the performance of the Corporation’s obligations hereunder and thereunder and the issuance of the Special Warrants, the Offered Shares and Warrants comprising the Units and the Warrant Shares, as applicable

(vi)	each of the Transaction Documents has been duly authorized and (other than the Warrant Certificates) executed and delivered by the Corporation and each such Transaction Document constitutes a valid and legally binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(vii)	the execution and delivery of the Transaction Documents, the performance by the Corporation of its obligations hereunder and thereunder and the issuance and sale of the Special Warrants, the Offered Shares and Warrants comprising the Units and the Warrant Shares does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (A) any Laws applicable to the Corporation, including, without limitation, Canadian Securities Laws and the Business Corporations Act (British Columbia); (B) the constating documents of the Corporation; and (C) any resolutions of the directors or shareholders of the Corporation;

(viii)	that the Special Warrants will, upon issuance, be validly created, executed and issued by the Corporation and constitute valid and binding obligations of the Corporation enforceable against it in accordance with their terms;

(ix)	that the Offered Shares partially comprising the Units issuable upon exercise of the Special Warrants have been duly authorized and validly allotted for issuance by the Corporation and, when issued in accordance with the terms of the Special Warrants, will be outstanding as fully paid and non-assessable Common Shares in the capital of the Corporation;

(x)	that the Warrants partially comprising the Units issuable upon exercise of the Special Warrants have been duly authorized and validly created by the Corporation and constitute valid and binding obligations of the Corporation enforceable against it in accordance with their terms;

(xi)	that the Warrant Shares have been duly authorized and validly allotted for issuance by the Corporation and, when issued in accordance with the terms of the Warrants, will be outstanding a fully paid and non-assessable Common Shares in the capital of the Corporation;

(xii)	that the issuance and sale by the Corporation of the Special Warrants to the Purchasers resident in the Canadian Offering Jurisdictions in accordance with the Subscription Agreements is exempt from the prospectus requirements of Canadian Securities Laws and except as has been completed, no filings, proceedings, approvals, consents or authorizations are required to be made, taken or obtained by the Corporation, or any securities regulatory authority in the Canadian Offering Jurisdictions to permit the issuance, distribution and delivery of the Special Warrants to Purchasers resident in the Canadian Offering Jurisdictions, except for the filing, within 10 days from the date of each such issue and distribution, of a report of the offering and sale prepared on Form 45-106F1 prepared and executed in accordance with Canadian Securities Laws, together with the requisite filing fees;

(xiii)	that the issuance of (A) the Offered Shares and Warrants comprising the Units issuable upon exercise of the Special Warrants, and (B) the Warrant Shares issuable upon the exercise of the Warrants will be exempt from the prospectus and registration requirements of Canadian Securities Laws and no filings, proceedings, approvals, consents or authorizations will be required to be made pursuant to Canadian Securities Laws to permit such issuance, provided that (i) in the case of the Offered Shares and Warrants issuable upon the exercise of the Special Warrants, the Special Warrants are exercised in accordance with the terms and conditions of the Special Warrant Indenture; and (ii) in the case of the Warrant Shares, the Warrants are exercised in accordance with the terms and conditions of the Warrant Indenture;

(xiv)	that the first trade in the Offered Shares and Warrants comprising the Units issuable upon exercise of the Special Warrants and the Warrant Shares issuable upon exercise of the Warrants will be, as applicable, exempt from the prospectus requirements of applicable Securities Laws and no prospectus, offering memorandum or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent or authorization of regulatory authorities is required to be obtained by the Corporation under applicable Securities Laws to permit such trade through registrants registered under applicable Securities Laws who have complied with such laws and the terms and conditions of their registration, provided that at the time of such trade:

A.	the Corporation is and has been a “reporting issuer” (within the meaning of Canadian Securities Laws) in a “jurisdiction of Canada” (as defined in NI 14-101) for the four months immediately preceding the trade;

B.	at the time of such trade, at least four months have elapsed from the “distribution date” (as defined in section 1.1 of NI 45-102) of the Special Warrants;

C.	any certificates representing the Special Warrants, Offered Shares, Warrants or the Warrant Shares, if any, carry a legend or ownership statement issued under a direct registration system acceptable to the regulator, as required pursuant to section 2.5(2)(3)(i) of NI 45-102;

D.	the trade is not a “control distribution” (as defined in section 1.1 of NI 45- 102);

E.	no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade (within the meaning of Canadian Securities Laws);

F.	no extraordinary commission or consideration is paid to a person or company in respect of such trade (within the meaning of Canadian Securities Laws); and

G.	if the selling security holder is an “insider” or “officer” of the Corporation (within the meaning of Canadian Securities Laws), such selling security holder has no reasonable grounds to believe that the Corporation is in default of “securities legislation” (as defined in NI 14-101);

(xv)	that if the Qualification Prospectus qualifying the issuance by the Corporation of the Offered Shares and Warrants comprising the Units issuable upon exercise of the Special Warrants has been filed and deemed effective before the deemed exercise date, and provided that the Offered Shares and Warrants comprising the Units are issued after the date thereof, the first trade by a holder, of the Offered Shares, Warrants and Warrant Shares issued upon the exercise of the Special Warrants and Warrants (or in the case of the Warrant Shares, will be exempt from), as applicable, will not be subject to the prospectus requirements under Canadian Securities Laws, such Offered Shares, Warrants and Warrant Shares will not be subject to any statutory hold period, and no filing, proceeding, approval, consent or authorization under Canadian Securities Laws will be required to be made, taken or obtained to permit the trade of such Common Shares, Warrants and Warrant Shares in the Canadian Offering Jurisdictions through registrants registered under Canadian Securities Laws who have complied with such laws, provided that such sale is not a “control distribution” within the meaning of NI 45-102;

(xvi)	that the Special Warrants, Offered Shares, Warrants and Warrant Shares would if issued on the date hereof be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans and deferred profit sharing plans, subject to customary exceptions;

(xvii)	that the form and terms of the certificates, if any, representing the Special Warrants, the Offered Shares, the Warrants and the Warrant Shares have been approved by the board of directors of the Corporation;

(xviii)	that the TSXV has conditionally approved the listing of the Offered Shares and Warrant Shares;

(xix)	that AST Trust Company (Canada), at its principal offices in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares and will be, as of the Closing Date, duly appointed as Special Warrant Agent and as Warrant Agent under the Special Warrant Indenture and the Warrant Indenture, respectively; and

(xx)	as to such other matters as may reasonably be requested by the Agents, in a form acceptable to the Agents, acting reasonably;

(d)	the Agents receiving, at the Closing Time, a legal opinion dated the Closing Date, addressed to the Agents and the Purchasers, in form and substance acceptable to the Agents, from counsel to each Material Subsidiary with respect to the following matters: (i) the incorporation and subsistence of the Material Subsidiary; (ii) the corporate power, capacity and authority of the Material Subsidiary to carry on its business as presently carried on and to own, lease and operate its properties and assets; (iii) the authorized and issued capital of the Material Subsidiary; and (iv) the ownership of the issued and outstanding securities of the Material Subsidiary;

(e)	the Agents receiving, at the Closing Time on the Closing Date, a legal opinion dated the Closing Date, to be addressed to the Agents, in form and substance acceptable to the Agents, of Nauth LPC, United States legal counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers, public and exchange officials or of the auditors or Transfer Agent of the Corporation), to the effect that the offer and sale of the Special Warrants in the United States, the issuance of the Common Shares, Warrants and Warrant Shares thereunder and the issuance of the Warrant Shares upon the exercise of the Warrants is not required to be registered under the

U.S. Securities Act, provided such offers and sales are made in accordance with Schedule “A” hereto; it being understood that such counsel need not express its opinion with respect to any resale of the Special Warrants or the Offered Shares, Warrants or Warrant Shares issuable thereunder;

(f)	the Agents receiving at the Closing Time, a certificate, signed by the Chief Executive Officer and the President of the Corporation (or such other officers as the Agents may agree to), in a form satisfactory to the Agents, acting reasonably, certifying for and on behalf of the Corporation and without personal liability, with respect to:

(i)	the constating documents and articles of the Corporation;

(ii)	the resolutions of the board of directors of the Corporation relevant to the issue and sale of the Special Warrants, the allotment and reservation of the Units and the Warrant Shares issuable thereunder and the authorization of the Transaction Documents and transactions contemplated herein and therein; and

(iii)	the incumbency and signatures of signing officers of the Corporation;

(g)	the Agents shall have received a certificate of status (or the equivalent) with respect to the jurisdiction in which the Corporation and each Material Subsidiary is incorporated, amalgamated or continued, as the case may be;

(h)	the Agents shall have received certificates and/or evidence of the electronic deposit of the Special Warrants in form and substance satisfactory to the Agents, acting reasonably;

(i)	the Agents shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at the end of Business Day prior to the Closing Date;

(j)	all consents, approval, permits, authorizations or filings as may be required under Canadian Securities Laws necessary for the Offering and the transactions contemplated by this Agreement, shall have been obtained or made, as applicable;

(k)	each of the Transaction Documents (other than the Warrant Certificates) shall have been executed and delivered by the parties thereto inform and substance satisfactory to the Agents, acting reasonably;

(l)	the Agents not having previously terminated their obligations pursuant to Section 9 of this Agreement;

(m)	prior to the Closing Time, the Corporation shall use reasonable efforts to cause each of the executive officers and directors of the Corporation to enter into an undertaking in favour of the Agents (the “Lock-Up Agreements”) pursuant to which such person shall agree not to, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period of 120 days after the Closing Date, without the prior written consent of the Lead Agent, on behalf of the Agents, (such consent not to be unreasonably withheld or delayed);

(n)	the Corporation being a “reporting issuer” in each of the Reporting Jurisdictions;

(o)	the Agents shall have completed, to their satisfaction, their due diligence review of the Corporation and its Subsidiaries and each of their respective businesses, operations and financial condition; and

(p)	the Agents shall have received at the Closing Time such further certificates, opinions of counsel and other documentation from the Corporation contemplated herein, provided, however, that the Agents or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

Section 6. Additional Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Agents and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in connection with the completion of the Offering, that as of the date hereof:

(a)	each of the Corporation and the Subsidiaries: (A) is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be; (B) has all requisite corporate or limited liability company power and authority and is duly qualified and holds all necessary permits, licences and authorizations necessary or required to carry on its business as now conducted to own, lease or operate its properties and assets; (C) where required, has been duly qualified as an extra-provincial corporation or foreign corporation for the transaction of business and is in good standing under the Laws of each jurisdiction in which it owns or leases property, or conducts business unless, in each case, the failure to do so would not individually or in the aggregate, have a Material Adverse Effect; and

(D) no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b)	the Corporation has all requisite corporate power, authority and capacity to enter into each of the Transaction Documents and to perform the transactions contemplated herein and therein, including, without limitation, to issue the Special Warrants and the Offered Shares, Warrants and Warrant Shares issuable upon exercise thereof, as applicable;

(c)	other than the Material Subsidiaries, upon closing of the Offering, the Corporation has no direct or indirect subsidiary nor any investment or any proposed investment in any person which in either case is or could be material to the business and affairs of the Corporation or which otherwise is required to be disclosed in the Disclosure Record;

(d)	neither the Corporation nor any of the Subsidiaries is (i) in violation of its constating documents, or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, except in the case of clause (ii) as disclosed in writing by the Corporation to the Agents or for any such violations or defaults that would not result in a Material Adverse Effect;

(e)	to the knowledge of the Corporation, no counterparty to any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which the Corporation or any Subsidiary is a party is in default in the performance or observance thereof, except where such violation or default in performance would not have a Material Adverse Effect;

(f)	the Corporation (either directly or indirectly through a Subsidiary) owns all of the issued and outstanding securities of each Subsidiary, free and clear of all encumbrances, claims or demands whatsoever and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from any person (other than the Corporation) of any interest in any of the shares in the capital of any Subsidiary. All of the issued and outstanding shares of the Subsidiaries are outstanding as fully paid and non-assessable shares;

(g)	each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance with all applicable Laws and regulations of each jurisdiction in which it carries on business, except where the failure to so comply would not have a Material Adverse Effect, and that (A) each of the Corporation and the Material Subsidiaries possess all permits, certificates, licences, approvals, consents and other authorizations and clearances, and supplements and amendments to the foregoing (collectively, the “Governmental Licences”) issued by the appropriate Governmental Authority necessary or required to conduct the business as now operated by the Corporation and the Material Subsidiaries and proposed to be conducted by the Corporation and the Material Subsidiaries; (B) the Corporation and the Material Subsidiaries are all in compliance with the terms and conditions of all such Governmental Licences except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Condition of the Corporation; (C) all of the Governmental Licences are in good standing, valid and in full force and effect; and (D) neither the Corporation nor any of the Material Subsidiaries have received any notice relating to the cancellation, revocation, limitation, suspension, or adverse modification of any such Governmental Licences;

(h)	the Corporation is in compliance in all material respects with all of the rules, policies and requirements of the TSXV and the Common Shares are currently listed on the TSXV and the OTCQB Venture Market and on no other stock exchange or public market;

(i)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(j)	other than the Leased Premises and except as disclosed in the Disclosure Record, each of the Corporation and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof as described in the Disclosure Record, and no other property or assets are necessary for the conduct of the business of the Corporation and the Subsidiaries as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each of the Corporation or the Subsidiaries holds the property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Corporation or any Subsidiary derives the interests thereof in such property are in good standing. The Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Corporation or any Subsidiary to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right, and neither the Corporation nor any Subsidiary has a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

(k)	neither the Corporation nor any of the Subsidiaries owns any real property;

(l)	no legal or governmental proceedings or inquiries are pending to which the Corporation or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation or any Subsidiary which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation or any Subsidiary or with respect to the properties or assets thereof;

(m)	there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of the Corporation’s knowledge, threatened against or affecting the Corporation or any Subsidiary, or the directors, officers or employees thereof, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Corporation’s knowledge, there is no basis therefor and neither the Corporation nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any governmental authority, which, either separately or in the aggregate, may have a Material Adverse Effect or that would materially adversely affect the ability of the Corporation to perform its obligations under the Transaction Documents;

(n)	other than disclosed in the Disclosure Record, neither of the Corporation nor any Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

(o)	at the Closing Time all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Corporation under Canadian Securities Laws necessary for the execution and delivery of the Transaction Documents, and the creation, issuance and sale, as applicable, of the Special Warrants and the consummation of the transactions contemplated hereby and thereby will have been made or obtained, as applicable, (other than the filing of reports required under applicable Canadian Securities Laws within the prescribed time periods, which documents shall be filed as soon as practicable after the Closing Date and, in any event, within such deadline imposed by applicable Canadian Securities Laws);

(p)	the authorized share capital of the Corporation consists of an unlimited number of Common Shares, of which 15,880,038 Common Shares are issued and outstanding as at the close of business on January 13, 2020. As of the date hereof, there are no securities convertible or exercisable to acquire Common Shares other than as disclosed in the Disclosure Record. To the knowledge of the Corporation, there is not any agreement which, in any manner, affects the voting control of any securities of the Corporation or any of its Subsidiaries;

(q)	there are no contracts or agreements between either the Corporation or a Subsidiary and any person granting such person the right to require the Corporation or the Subsidiary to file a registration statement under U.S. Securities Laws or, except as contemplated by this Agreement, a prospectus under Canadian Securities Laws, with respect to any securities of the Corporation or any Subsidiary owned or to be owned by such person that require the Corporation or a Subsidiary to include such securities in the securities qualified for distribution under the Offering Documents;

(r)	there are no voting trusts or agreements, shareholders’ agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre- emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Corporation or the Subsidiaries, to which the Corporation or any of the Subsidiaries is a party;

(s)	the Special Warrants, the Offered Shares and the Warrants issuable upon exercise of the Special Warrants and the Warrant Shares issuable upon exercise of the Warrants, as applicable, have been authorized and reserved and allotted for issuance, as applicable;

(t)	at the Closing Time, the Special Warrants will be duly and validly issued and created;

(u)	the Offered Shares and Warrants will be, at the Closing Date, duly authorized and validly allotted for issuance by the Corporation and, when issued in accordance with the terms of Special Warrants, will be validly created and issued;

(v)	upon the due exercise of the Warrants in accordance with the provisions thereof, the Warrant Shares issuable upon the exercise thereof will be duly and validly issued as fully paid and non-assessable Common Shares of the Corporation, on payment of the purchase price therefor;

(w)	the Special Warrants, the Offered Shares and Warrants issuable upon exercise of the Special Warrants and the Warrant Shares issuable upon exercise of the Warrants, as applicable, will not be subject to a restricted period or to a statutory hold period under the Canadian Securities Laws which extends beyond four months and one day after the Closing Date in accordance with and subject to the conditions set out in NI 45-102;

(x)	the execution and delivery of each of the Transaction Documents, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Special Warrants hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Offered Shares and Warrants issuable upon exercise of the Special Warrants and the issuance of the Warrants Shares issuable upon exercise of the Warrants, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both): (A) any Laws applicable to the Corporation including, without limitation, the Securities Laws; (B) the constating documents, by-laws or resolutions of the Corporation which are in effect at the date hereof; (C) any Material Agreement, contract, agreement, instrument, Debt Instrument, lease or other document to which the Corporation is a party or by which it is bound which, either separately or in the aggregate, may have a Material Adverse Effect; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation;

(y)	at the Closing Time, the Corporation shall have duly authorized and executed and delivered the Transaction Documents and upon such execution and delivery each shall constitute a valid and binding obligation of such Corporation and each shall be enforceable against such Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law;

(z)	the Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with prior periods (except as disclosed in such financial statements), present fairly and correctly the financial position of the Corporation (on a consolidated basis) as at the dates thereof and the results of the operations and cash flows of the Corporation (on a consolidated basis) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation (on a consolidated basis) and there has been no change in the accounting policies or practices of the Corporation since December 31, 2018, except as required by IFRS and as disclosed in the Financial Statements;

(aa)	there are no material liabilities of the Corporation or the Subsidiaries whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Financial Statements which are not disclosed or reflected in the Financial Statements, except those disclosed in the Disclosure Record;

(bb) the financial information included in the Disclosure Record presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Corporation, respectively, as at the dates and for the periods indicated;

(cc) the Corporation’s auditors are independent public accountants as required under applicable Canadian Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Corporation and such auditors or any former auditors of the Corporation;

(dd) the Corporation’s board of directors has appointed an audit committee whose composition satisfies the requirements of NI 52-110, and the audit committee of the Corporation operates in accordance with, and the responsibilities of the Corporation’s audit committee comply with, all material requirements of NI 52-110;

(ee) there are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or the Subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation or any Subsidiary or that would reasonably be expected to be material to an investor in making a decision to purchase the Special Warrants;

(ff) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, sales taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, reassessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid or accrued, except where the failure to pay such Taxes would not constitute an adverse material fact in respect of the Corporation or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Corporation or the Subsidiaries or have a Material Adverse Effect. Other than as disclosed in writing to the Agents, to the knowledge of the Corporation, no examination of any tax return of the Corporation is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries, in any case except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect;

(gg) the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management’s general or specific authorization; and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(hh) except as provided for hereunder, as disclosed in the Financial Statements, the Corporation is not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument and does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with the Corporation (as such term is defined in the Tax Act). The Corporation has not guaranteed the obligations of any person;

(ii) the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing;

(jj) each of the Corporation, its Subsidiaries either owns or has a license to use all proprietary rights provided in law and at equity to all patents, trademarks, copyrights, industrial designs, software, trade secrets, know-how, concepts, information and other intellectual and industrial property (collectively, “Intellectual Property”) necessary to permit the Corporation, the Subsidiaries to conduct their respective businesses as currently conducted in each jurisdiction in which the Corporation and its Subsidiaries operate. None of the Corporation or the Subsidiaries has received any notice nor does the Corporation or any Subsidiary have knowledge of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Corporation or the Subsidiaries therein and which infringement or conflict (if subject to an unfavourable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect;

(kk) the Corporation and each of the Subsidiaries has taken all reasonable steps to protect its owned Intellectual Property in those jurisdictions where, in the reasonable opinion of the Corporation, the Corporation and/or each Subsidiary carries on a sufficient business to justify such filings;

(ll) to the knowledge of the Corporation, there are no material restrictions on the ability of the Corporation or any of the Subsidiaries to use all rights in the Intellectual Property required in the ordinary course of the business of the Corporation or the Subsidiaries, as applicable. None of the rights of the Corporation or the Subsidiaries in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement;

(mm) neither the Corporation nor any Subsidiary has received any notice or claim (whether written or oral) challenging its ownership or right to use of any Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto;

(nn) none of the rights of the Corporation or any Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement;

(oo) there are no material restrictions on the ability of the Corporation or the Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of business of the Corporation or the Subsidiaries;

(pp) all registrations of Intellectual Property are in good standing and are recorded in the name of the Corporation or one of the Subsidiaries, or in the name of the parties that have licensed that Intellectual Property to the Corporation or the Subsidiaries, as applicable, in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment cancellation, expungement or lapse would not have a Material Adverse Effect;

(qq) any and all of the Material Agreements and other material documents and instruments pursuant to which any of the Corporation and/or a Subsidiary holds the property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, none of the Corporation nor a Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licences and other agreements pursuant to which the Corporation or a Subsidiary derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or agreement. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or a Subsidiary is subject to any right of first refusal or purchase or acquisition right;

(rr) none of the directors, officers or employees of the Corporation or the Subsidiary owns, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or none of any such persons, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction (other than in connection with the Offering) or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation or any Subsidiary;

(ss) the Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or the Subsidiaries;

(tt) none of the Corporation or any of the Subsidiaries is a party to, bound by or, to the knowledge of the Corporation, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Corporation or the Subsidiaries to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Corporation or the Subsidiaries;

(uu) none of the Corporation or any of the Subsidiaries has ever been in violation of, in connection with the ownership, use, maintenance or operation of the property and assets thereof, any applicable Environmental Laws which could reasonably be expected to have a Material Adverse Effect;

(vv) AST Trust Company (Canada), at its principal offices in Vancouver, British Columbia will be, as of the Closing Date, duly appointed as Special Warrant Agent under the Special Warrant Indenture and as Warrant Agent under the Warrant Indenture, respectively;

(ww) the issue of the Special Warrants, the Offered Shares and Warrants issuable upon exercise of the Special Warrants and the Warrant Shares issuable upon exercise of the Warrants will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject that has not been waived. No holder of outstanding shares in the capital of the Corporation is at the Closing Time or will be following the Closing Time entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation;

(xx) none of the Corporation or, to the knowledge of the Corporation, the Subsidiaries is and has ever been in violation of, in connection with the ownership, use, maintenance or operation of the property and assets thereof, any Environmental Laws;

(yy) each of the Corporation and the Subsidiaries has all Environmental Permits and is in compliance with any material requirements thereof;

(zz) there are no, to the knowledge of the Corporation, pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non- compliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or any Subsidiary, which if determined adversely, would reasonably be expected to have a Material Adverse Effect;

(aaa) none of the Corporation or the Subsidiaries has used the Leased Premises or any facility which it previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials;

(bbb) as of the date hereof, there are no past unresolved, or, to the knowledge of the Corporation, pending or threatened, claims, complaints, notices or requests for information with respect to any alleged violation of any Law and no conditions exist at, on or under any Leased Premises which, with the passage of time, or the giving of notice or both, would give rise to liability under any Law that, individually or in the aggregate, has or may reasonably be expected to have a Material Adverse Effect with respect to the Corporation or the Subsidiaries;

(ccc) with respect to each of the Leased Premises, the Corporation and the Subsidiaries, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or any Subsidiary, as applicable, occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases. The Corporation has provided the Agents with true and complete copies of all leases in respect of the Leased Premises;

(ddd) the Corporation is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Corporation presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Corporation or any Subsidiary presently in force, that the Corporation anticipates the Corporation or any Subsidiary will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Corporation or any Subsidiary or the business environment or legal environment under which such entity operates;

(eee) each of the Corporation and the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect;

(fff) all information which has been prepared by the Corporation relating to the Corporation, the Subsidiaries and their respective business, properties and liabilities and made available to the Agents, including for greater certainty, the Presentation, was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, does not contain a misrepresentation and no fact or facts have been omitted therefrom which would make such information materially misleading;

(ggg) to the best of the Corporation’s knowledge, all forecasts, budgets or projections set forth in the Presentation were prepared in good faith, disclosed all relevant assumptions and contain reasonable estimates of the prospects of the business of the Corporation;

(hhh) to the knowledge of the Corporation, the Presentation complies in all material respects with applicable Canadian Securities Laws;

(iii)	there are no material events relating to the Corporation or any Subsidiary required to be disclosed pursuant to applicable Canadian Securities Laws which are not referenced in the Disclosure Record;

(jjj) information available on the Corporation’s SEDAR profile was accurate and complete on the date of filing such information and such information does not contain a misrepresentation;

(kkk) other than as previously disclosed in the Disclosure Record, the Corporation has not entered into any agreement to complete any “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the filing of a “business acquisition report” (as defined in NI 51-102) pursuant to Canadian Securities Laws;

(lll) with respect to forward-looking information contained in the Disclosure Record:

(i)	the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and states the material factors or assumptions used to develop forward-looking information;

(iii)	all future-oriented financial information and each financial outlook: (A) has been prepared in accordance with IFRS, using the accounting policies the Corporation expects to use to prepare its historical financial statements for the period covered by the future-oriented financial information or the financial outlook; (B) presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (C) is based on assumptions that are reasonable in the circumstances, reflect the Corporation’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and

(iv)	is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated;

(mmm) all filings and fees required to be made and paid by the Corporation pursuant to applicable Laws and general corporate and Canadian Securities Laws in the Canadian Offering Jurisdictions have been made and paid and such disclosure and filings were true and accurate in all material respects as at the respective dates thereof and the Corporation has not filed any confidential material change reports or similar confidential report with any Canadian Securities Commissions that are still maintained on a confidential basis;

(nnn) the Corporation is currently a “reporting issuer” in each of the Reporting Jurisdictions and is in compliance, in all material respects, with all of its obligations as a reporting issuer and since incorporation has not been the subject of any investigation by any stock exchange or any Securities Commission, is current with all filings required to be made by it under Canadian Securities Laws and other laws, is not aware of any deficiencies in the filing of any documents or reports with any Securities Commissions and there is no material change relating to the Corporation which has occurred and with respect to which the requisite news release or material change report has not been filed with the Securities Commissions;

(ooo) the Corporation is or will be (prior to the date of the Qualification Prospectus) an eligible short-form issuer in each of the Canadian Offering Jurisdictions and is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Canadian Offering Jurisdictions and on the date of and upon filing of the Qualification Prospectus there will be no documents required to be filed under Canadian Securities Laws in connection with the distribution of the Units that will not have been filed as required;

(ppp) the Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the TSXV and has filed all documents required to be filed by it with the Canadian Securities Commissions under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation;

(qqq) the Corporation has not withheld from the Agents any material fact relating to the Corporation, any Subsidiary or to the Offering;

(rrr) the minute books and corporate records of the Corporation and the Subsidiaries for the period from incorporation to the date hereof made available to the Agents contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Corporation or the Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to the Corporation or the Subsidiaries, as the case may be;

(sss) other than the Agents, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee or other similar compensation in connection with the transactions contemplated by this Agreement or the Non-Brokered Offering;

(ttt) the Corporation and each Subsidiary maintains insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their assets in such amounts as are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation and the Subsidiaries, and their respective directors, officers and employees, and the Corporation’s and the Subsidiaries’ assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Corporation and each Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business, and neither the Corporation nor any Subsidiary has failed to promptly give any notice of any material claim thereunder;

(uuu) none of the Corporation or any Subsidiary, or, to the knowledge of the Corporation, any employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, provincial, state or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws; and

(vvv) the operations of the Corporation and each Subsidiary have been conducted at all times in compliance with the applicable federal and state laws relating to terrorism or money laundering (“Anti-Terrorism Laws”), including: the financial recordkeeping and reporting requirements of The Bank Secrecy Act of 1970, as amended; Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”); the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and neither the Corporation nor any Subsidiary is (i) a person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (ii) a person owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (iii) a person with which the Agents or any other persons are prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (iv) a person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or (v) a person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) at its official website or any replacement website or other replacement official publication of such list or any other person (including any foreign country and any national of such country) with whom the United States Treasury Department prohibits doing business in accordance with OFAC regulations. No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or the Subsidiary with respect to Anti-Terrorism Laws is, to the knowledge of the Corporation or any Subsidiary, pending or threatened. The Corporation and each Subsidiary, and their affiliates have conducted their businesses in compliance with the Anti-Terrorism Laws and will implement and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with the Anti-Terrorism Laws.

Section 7. Covenants of the Corporation

The Corporation covenants with the Agents that the Corporation shall during the period from the date of this Agreement until the first to occur of (i) the Qualification Event, and (ii) the day that is four months and one day after the Closing Date:

(a)	promptly provide to the Agents copies of any filings made by the Corporation or the Subsidiaries of information relating to the Offering with any Securities Commissions or any regulatory body in Canada or any other jurisdiction;

(b)	promptly provide to the Agents drafts of any press releases and other public documents of the Corporation relating to the Offering for review by the Lead Agent prior to issuance, and give the Lead Agent a reasonable opportunity to provide comments on any such press release or other public document, subject to the Corporation’s timely disclosure obligations under applicable Canadian Securities Laws;

(c)	until the earlier of: (i) the date of the Qualification Event, (ii) the day that is four months and one day after the Closing Date, promptly inform the Agents in writing of the particulars of:

(i)	any material change (whether actual, anticipated, contemplated or proposed by, or threatened), financial or otherwise, in the assets, liabilities (contingent or otherwise), business, affairs, operations, cash flow or capital of the Corporation and its Subsidiaries, taken as a whole;

(ii)	any material fact which has arisen or has been discovered or any new material fact which would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on, or prior to, the date of any of the Offering Documents, as the case may be; or

(iii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact or any new material fact) contained or incorporated by reference in any of the Offering Documents or whether any event or state of facts has occurred after the date of this Agreement, which, in any case, is of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents including as a result of any of the Offering Documents containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances in which it was made, which would result in any Offering Document not complying with applicable Canadian Securities Laws or which would reasonably be expected to have an effect on the market price or value of the Common Shares;

(d)	advise the Agents, promptly after receiving notice or obtaining knowledge thereof, during the period shall during the period from the date of this Agreement until the first to occur of

(i)  the date of the Qualification Event, and (ii) the day that is four months and one day after the Closing Date: (i) the issuance by any Securities Commission or similar regulatory authority of any order suspending or preventing the use of any Offering Document; (ii) the suspension of the qualification of the Units issuable upon exercise of the Special Warrants in any of the Canadian Offering Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; (iv) any requests made by any Securities Commission or similar regulatory authority for information amending or supplementing any of the Offering Documents or for additional information; (v) the receipt by the Corporation of any material communication, whether written or oral, from any Securities Commission or similar regulatory authority or any stock exchange, relating to the distribution of the Units issuable upon exercise of the Special Warrants; (vi) the receipt by the Corporation of any material communication, whether written or oral, from any Securities Commission, the TSXV, the TSX or any other competent authority, relating to the Offering or any Offering Document; (vii) any notice for other correspondence received by the Corporation from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Corporation, the Offering, the issue and sale of the Special Warrants, the issue of the Units issuable upon exercise of the Special Warrants or any other event or state of affairs that could, individually, or in the aggregate, have a Material Adverse Effect; or (viii) the issuance by any Securities Commission, the TSXV, the TSX or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspect trading or distribution of any securities of the Corporation, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) and (viii) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(e)	comply with Sections 6.5 and 6.6 of NI 41-101 and with the comparable provisions of the other relevant Canadian Securities Laws. The Corporation will promptly prepare and file with the Canadian Securities Commissions any Supplementary Material which in the opinion of the Agents and the Corporation, each acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to qualify the Units issuable upon exercise of the Special Warrants for distribution. If the Corporation and the Agents in good faith disagree as to whether a change, fact or event requires the filing of any Supplementary Material in compliance with Sections 6.5 or Section 6.6 of NI 41-101, the Corporation will prepare and file promptly at the request of the Agents any Supplementary Material which, in the opinion of the Agents, acting reasonably, may be necessary or advisable. Upon receipt of any Supplementary Material the Agents shall, as soon as possible, send such Supplementary Material to purchasers of the Special Warrants;

(f)	in addition to the provisions of Section 7(a) – Section 7(e) hereof, the Corporation shall, in good faith discuss with the Agents any circumstance, change, event or fact contemplated in Section 7(a) – Section 7(e) hereof which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agents under Section 7(a) – Section 7(e) hereof and shall consult with the Agents with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplementary Material shall be filed with any Canadian Securities Commission prior to the review and approval thereof by the Agents, acting reasonably;

(g)	deliver to the Agents prior to the filing of the Qualification Prospectus, a copy thereof signed and certified as required by the applicable Canadian Securities Laws;

(h)	advise the Agents, promptly after receiving notice thereof, of the time when the Qualification Prospectus and any Supplementary Material has been filed and receipts therefor (if any) have been obtained pursuant to the Canadian Securities Laws and will provide evidence reasonably satisfactory to the Agents of each such filing and copies of such receipts;

(i)	prior to filing the Qualification Prospectus, file or cause to be filed with the TSXV or TSX all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Corporation has obtained all necessary approvals for the Underlying Securities to be listed on the TSXV or the TSX, as applicable;

(j)	until the date that is two years following the Closing Date, use its commercially reasonable efforts to remain a corporation validly subsisting under the laws under which it is currently subsisting, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable Laws of each such jurisdiction, provided that the Corporation shall not be required to comply with the terms of this Section 7(j) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “public company” (within the meaning of the Business Corporations Act (British Columbia));

(k)	other than in the event of an acquisition of all of the issued and outstanding Common Shares by way of take-over bid merger, amalgamation, plan of arrangement or similar transaction or following a sale of all or substantially all of the assets of the Corporation, until the date that is three years following the Closing Date, use commercially reasonable efforts to maintain its status as a “reporting issuer” under the Canadian Securities Laws of a jurisdiction of Canada, not in default of any requirement of such Canadian Securities Laws;

(l)	other than in the event of an acquisition of all of the issued and outstanding Common Shares by way of take-over bid merger, amalgamation, plan of arrangement or similar transaction or following a sale of all or substantially all of the assets of the Corporation, until the date that is three years following the Closing Date, use commercially reasonable efforts to maintain the listing of the Common Shares on the TSXV, the TSX or another recognized stock exchange or quotation system in Canada;

(m)	fulfil or cause to be fulfilled, at or prior to the Closing Time each of the conditions required to be fulfilled by it set out in Section 5 hereof;

(n)	duly execute and deliver the Transaction Documents (other than the Warrant Certificates) at the Closing Time and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

(o)	fulfill all legal requirements to permit the creation and issuance of the Offering Shares and Warrants comprising the Units at the Closing Time, as contemplated by the Transaction Documents, and file or cause to be filed all forms, notices, documents, applications, undertakings or certificates required to be filed by the Corporation in connection with the Offering so that the distribution of such securities may lawfully occur without the necessity of filing a prospectus in Canada or a registration statement in the United States or similar document in any other jurisdiction;

(p)	ensure that the Warrants shall be validly created and shall have attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Warrant Indenture, and the Warrant Certificates (if any);

(q)	ensure that, at the Closing Time, the Warrant Shares have been duly authorized and validly allotted and reserved for issuance by the Corporation and shall, upon issuance in accordance with terms of the Warrant Indenture, be outstanding as fully paid and non- assessable shares in the capital of the Corporation;

(r)	ensure that, at the applicable Closing Time, the Corporation is a “reporting issuer” under Canadian Securities Laws in good standing in each of the Reporting Jurisdictions;

(s)	file the Presentation with the applicable Canadian Securities Commissions within the time period prescribed by applicable Securities Laws;

(t)	use the net proceeds of the Offering in the manner specified in the Term Sheet attached to the Subscription Agreement;

(u)	in the event that a Purchaser who acquires Units upon exercise or deemed exercise of the Special Warrants is or becomes entitled under Canadian Securities Laws to the remedy of

(v)	for the period of 120 days following the applicable Closing Date, not, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation, without the prior written consent of the Lead Agent (such consent not to be unreasonably withheld), other than in conjunction with: (i) the grant of stock options and other similar issuances pursuant to the stock option plan of the Corporation and other share compensation arrangements, provided such options and other similar securities are granted or issued with an exercise price not less than the Conversion Price; (ii) the exercise of warrants or stock options outstanding as of the date of the Engagement Letter; (iii) the issuance of securities in connection with property or share acquisitions in the normal course of business; or (iv) the Non-Brokered Offering;

(w)	cause the executive officers and the directors to deliver to the Agents the Lock-Up Agreements; and

(x)	promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, such further acts, documents and things for the purpose of giving effect to this Agreement and the transactions contemplated herein.

Section 8. Closing

The purchase and sale of the Special Warrants shall be completed at the applicable Closing Time at the offices of Owens Wright LLP in Toronto, Ontario or at such other place as the Agents and the Corporation may agree. At the Closing Time, the Corporation shall cause the Transfer Agent to electronically deposit, and to issue such certificates representing, as requested, the Special Warrants to CDS or its nominee on behalf of the Agents registered in the name of “CDS & Co.” or in such other name or names as the Agents may notify the Corporation in writing not less than 24 hours prior to the Closing Time a portion of which are to be held by CDS as a non-certificated inventory in accordance with the rules and procedures of CDS, against payment by the Agents to the Corporation, at the direction of the Corporation, as applicable, of the aggregate purchase price for the Special Warrants less an amount equal to the Agents’ Commission and a reasonable estimate of the Agents’ Expenses payable pursuant to Section 14, by wire transfer, or if permitted by applicable Law, certified cheque or bank draft, in Canadian currency payable at par in Toronto, Ontario, together with a receipt signed by the Agents for such electronic deposit and for receipt of the Agents’ Commission and the Agents’ Expenses. As soon as practicable following the Closing Time, the Agents shall submit an invoice with respect to the actual reasonable out of-pocket fees and the Agents’ Expenses payable by the Corporation pursuant to Section 14. In the event that the actual reasonable out-of-pocket fees and the Agents’ Expenses is less than the estimated amount thereof paid to the Agents on Closing, the Agents shall reimburse the Corporation for the amount of such difference. In the event that the actual reasonable out-of-pocket fees and the Agents’ Expenses is greater than the estimated amount thereof paid to the Agents on Closing, the Corporation shall promptly pay the amount of such difference to the Agents.

Section 9. Termination Rights

(a)	The Agents (or any one of them) shall be entitled to terminate their obligations hereunder by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(i)	Restrictions on Distribution. Any inquiry, action, suit, investigation or other proceeding (whether formal or informal), including matters of regulatory transgression or unlawful conduct, is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSXV, TSX or any securities regulatory authority) or there is any enactment or change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Lead Agent, could operate to prevent, restrict or otherwise seriously adversely affect in any manner the distribution of the Special Warrants or the market price or value of the Common Shares;

(ii)	Material Change. There shall occur or come into effect any material change in the business, affairs, financial condition, capital or control of the Corporation and its Subsidiaries, taken as a whole, or any change in any material fact or new material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Lead Agent, has or could reasonably be expected to have a significant effect on the market price or value or marketability of the Special Warrants;

(iii)	Disaster Out. There should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which in the reasonable opinion of the Lead Agent, seriously adversely affects or involves, or may seriously adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Corporation or the marketability of the Special Warrants;

(iv)	Adverse Order. An order shall have been made or threatened to cease or suspend trading in the Special Warrants, or to otherwise prohibit or restrict in any manner the distribution or trading of the Special Warrants or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSXV;

(v)	Market Out. The state of the financial markets in Canada or the United States is such that in the reasonable opinion of the Lead Agent, the Special Warrants cannot be marketed profitably;

(vi)	Breach. The Corporation is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by Corporation becomes or is false; or

(vii)	Due Diligence. If the Agents are not satisfied in their sole discretion, acting reasonably, with their due diligence review and investigations in respect of the Corporation and its Subsidiaries.

(b)	The rights of termination contained in this Section 9 as may be exercised by the Agents (or any of them) and are in addition to any other rights or remedies the Agents may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligations or liability of the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. Notwithstanding the foregoing sentence, in the event of any such termination, there shall be no further liability on the part of the Agents to the Corporation or on the part of the Corporation to the Agents except in respect of any liability which may have arisen prior to or which may arise after such termination under Section 10, Section 12 and Section 14. A notice of termination given by one Agent under this Section 9 shall not be binding upon the other Agents.

Section 10. All Terms to be Conditions

The Corporation agrees that the conditions contained in Section 5 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its best efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in Section 5 shall entitle the Agents (or any of them) to terminate this Agreement by written notice to that effect given to the Corporation at or prior to the applicable Closing Time. It is understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agents in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing.

Section 11. Indemnification

(a)	The Corporation agrees to indemnify and hold harmless each of the Agents and Selling Firms (if any), each of the their respective subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, shareholders, each other person, if any, controlling the Agents or the Selling Firms, or any of their respective subsidiaries and affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses (other than loss of profits), expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, from or in consequence of the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the Offering, whether performed before or after the date hereof, or otherwise in connection with the matters referred to in this Agreement, including, without limitation:

(i)	any breach of or default under any representation, warranty, covenant or agreement of the Corporation in this Agreement or the failure of the Corporation to comply with any of its obligations hereunder;

(ii)	any information or statement (except any information or statement relating solely to an Indemnified Party and provided in writing by the Indemnified Party for inclusion in such document) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this Agreement being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(iii)	any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to an Indemnified Party provided in writing by the Indemnified Party) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this Agreement, preventing or restricting the trading in or the sale or distribution of the Common Shares;

(iv)	the Corporation not complying with any requirement of the Canadian Securities Laws or U.S. Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any failure or alleged failure to make timely disclosure of a material change by the Corporation, where such failure or alleged failure occurs during the Offering or during the period of distribution or where such failure relates to the Offering or the Special Warrants and may give or gives rise to any liability under any Law in any jurisdiction which is in force on the date of this Agreement.

(b)	The Corporation agrees to waive any right the Corporation may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

(c)	Promptly after receiving notice of a Claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, any such Indemnified Party will notify the Corporation in writing of the particulars thereof, provided that the omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as required prejudices the defense of such Claim or results in any material increase in the liability which the Corporation has under this indemnity. The Corporation shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Claim. If the Corporation undertakes, conducts or controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

(d)	The Corporation will not, without the prior written consent of the Lead Agent, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(e)	The Corporation hereby constitutes the Lead Agent as trustee for each of the other Indemnified Parties which are not a party to this Agreement of the Corporation’s covenants under this indemnity with respect to those persons and the Lead Agent agrees to accept that trust and to hold and enforce those covenants on behalf of those persons.

(f)	The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with this Agreement (whether performed before or after the Corporation’s execution of this Agreement), except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgement (in a proceeding in which an Indemnified Party is named as a party) that has become non- appealable to have resulted from a material breach of this Agreement, breach of applicable laws, gross negligence or fraudulent act of such Indemnified Party.

(g)	The Corporation also agrees to reimburse the Indemnified Party for the time spent by their personnel in connection with any Claim at their normal per diem rates. The Indemnified Parties may retain counsel to separately represent them in the defense of a Claim, which shall be at the Corporation’s expense if (i) the Corporation does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth above), (ii) the Corporation agrees to separate representation, or (iii) the Indemnified Parties are advised by external legal counsel that there is an actual or potential conflict in the Corporation’s and the Indemnified Party’s respective interests or additional defenses are available to the Indemnified Parties, which makes representation by the same counsel inappropriate.

(h)	The Corporation also agrees that if any action, suit, proceeding or claim shall be brought against, or any investigation commenced in respect of the Corporation, and any of the Agents or personnel of such Agents shall be required to testify, participate or respond in respect of or in connection with the Offering, each such Agent shall have the right to employ its own counsel in connection therewith and the Corporation will reimburse such Agent monthly for the time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of such Agent’s counsel.

(i)	The obligations of the Corporation hereunder are in addition to any liabilities which the Corporation may otherwise have to any Indemnified Party. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

Section 12. Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 11 (other than in accordance with the terms hereof) would otherwise be available in accordance with its terms but is unavailable to the Agents or the Indemnified Parties or insufficient to hold them harmless in respect of a Claim for any reason, the Corporation shall contribute to the amount paid or payable by the Agents or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Agents or any other Indemnified Party on the other hand but also the relative fault of the Corporation, the Agents or any other Indemnified Party as well as any relevant equitable considerations; provided that the Corporation shall in any event contribute to the amount paid or payable by the Agents or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Agents under this Agreement.

Section 13. Advertisements

The Corporation shall, at the Agents’ request, issue a press release announcing the Offering, include a reference to the Agents and their role in any such release or communication, and ensure that any press release concerning the Offering complies with applicable law, including U.S. Securities Law restrictions in respect of general solicitation, general advertising and directed selling efforts. If the Offering is successfully completed, the Corporation acknowledges and agrees that the Agents will be permitted to publish, at their own expense, public announcements or other communications relating to its services in connection with the Offering as it considers appropriate.

Section 14. Expenses

The Corporation will be responsible for all expenses related to the Offering, whether or not the Offering is completed, including, but not limited to, the fees and disbursements of the Corporation’s legal counsel, the fees and disbursements of the Agents’ legal counsel (up to a maximum of $100,000, excluding disbursements and taxes), the fees and disbursements of accountants and auditors, the fees and disbursements of translators, the reasonable fees and disbursements of technical consultants and other applicable experts, all costs and expenses related to road-shows and marketing activities, printing costs, filing fees, distribution fees, stock exchange fees, fees for other regulatory compliance, other reasonable out-of-pocket expenses of the Agents (including, but not limited to, travel expenses in connection with due diligence and marketing activities) and all taxes payable in respect of any of the foregoing. All such fees, disbursements and expenses shall be payable by the Corporation immediately upon receiving an invoice therefor from the Lead Agent, or, at the option of the Agents, may be deducted from the gross proceeds of the Offering otherwise payable by the Agents to the Corporation at the Closing of the Offering.

Section 15. Agents’ Obligations

The Agents’ obligations, representations, warranties and covenants under this Agreement shall be several (and not joint nor joint and several), and the Agents’ respective obligations and rights and benefits hereunder shall be as to the following percentages:

Raymond James Ltd. 60%

Paradigm Capital Inc. 40% 100%

Section 16. Right of First Refusal over Subsequent Financing

Upon closing of the Offering, the Corporation shall grant the Lead Agent a right of first refusal to lead manage any offering of equity securities by the Corporation in Canada or the United States (a “Subsequent Financing”) for a period ending at 5:00 p.m. (EST) on July 10, 2022, with a minimum of 70% of any syndicate to be formed in respect thereof. The fees for such Subsequent Financing will be negotiated in good faith and will be consistent with fees paid to investment banks in North America for similar services in comparable situations. Should the Corporation receive a proposal in connection with a Subsequent Financing from another broker/dealer during that period, the Corporation shall immediately advise the Lead Agent of the terms and conditions of such Subsequent Financing and the Lead Agent shall have five business days to exercise its right of first refusal to act as lead manager on the same terms and conditions as contemplated in such Subsequent Financing proposal.

Section 17. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia, which will have non-exclusive jurisdiction over any matter arising out of this Agreement.

Section 18. Authority to Bind Agents

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Agents by the Lead Agent, which shall represent the Agents, and which shall have the authority to bind the Agents in respect of all matters hereunder, except in respect of any settlement under Section 11 or Section 12, and any matter referred to in Section 9.

Section 19. Survival of Warranties, Representations, Covenants and Agreements

Except as expressly set out herein, all warranties, representations, covenants and agreements of the Corporation and the Agents herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the closing of the Offering and shall continue in full force and effect for the benefit of the Agents, the Purchasers or the Corporation, as the case may be, regardless of the Closing of the sale of the Special Warrants, any subsequent disposition of the Special

Warrants, the Offered Shares, the Warrants or the Warrant Shares by the Purchasers or the termination of the Agents’ obligations under this Agreement, for a period ending on the date that is two years following the Closing Date and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents or the distribution of the Special Warrants or otherwise, and the Corporation agrees that the Agents shall not be presumed to know of the existence of a claim against the Corporation under this Agreement or any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Special Warrants as a result of any investigation made by or on behalf of the Agents in accordance with the distribution of the Special Warrants or otherwise. Notwithstanding the foregoing, the provisions contained in this Agreement in any way related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely.

Section 20. Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by electronic delivery to such other party as follows:

(i)	in the case of the Corporation, to: mCloud Technologies Corp.

550-510 Burrard St. Vancouver, British Columbia V6C 3A8

Attention: Russel McMeekin

Email: ir@mcloudcorp.com

with a copy to (which shall not constitute notice):

Owens Wright LLP 300-20 Holly Street

Toronto, Ontario M4S 3B1

Attention: Paul A. De Luca

Email: pdeluca@owenswright.com

(ii)	in the case of the Agents, to:

Raymond James Ltd.

Scotia Plaza, 40 King Street West, Suite 5300 Toronto, ON M5H 3Y2

Attention: Jimmy Leung

Email: jimmy.leung@raymondjames.ca

And to:

Paradigm Capital Inc.

95 Wellington Street West, Suite 2101 Toronto, ON M5J 2N7

Attention: Barry Richards

Email: brichards@paradigmcap.com

with a copy (which shall not constitute notice hereunder) to:

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place PO Box 367, 100 King St West Toronto, Ontario M5X 1E2

Attention: Derek Sigel

E-Mail: derek.sigel@dlapiper.com

or at such other address or e-mail address as may be given by either of them to the other in writing from time to time. Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by electronic transmission shall be deemed to be given and received on the Business Day on which it is confirmed to have been sent.

Section 21. Enforceability

To the extent permitted by applicable Law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

Section 22. Successors and Assigns

The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Corporation and the Agents and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

Section 23. Entire Agreement; Time of the Essence

This Agreement constitutes the entire agreement between the Agents and the Corporation relating to the subject matter hereof and supersedes all prior agreements between the Agents and the Corporation (including, for greater certainty, the Engagement Letter) and time shall be of the essence hereof.

Section 24. Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

Section 25. No Fiduciary Duty

The Corporation acknowledges and agrees that: (a) the Agents have not assumed or will assume a fiduciary responsibility in favour of the Corporation with respect to the Offering contemplated hereby or the process leading thereto and none of the Agents has any obligation to the Corporation with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement; (b) any Agents and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation; and (c) none of the Agents has provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

Section 26. Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

Section 27. Language

The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandées que la présente convention ainsi que tout avis, tout état de compte et tout autre document a être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

Section 28. Counterparts and Electronic or Facsimile Copies

This Agreement may be executed in any number of counterparts and by facsimile or other electronic transmission (in PDF), each of which so executed will constitute an original and all of which taken together shall form one and the same agreement.

[Balance of Page Intentionally Left Blank]

If this offer accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation please communicate your acceptance by executing where indicated below and returning one originally executed copy to the Agents.

RAYMOND JAMES LTD.

Per: "Authorized Signing Officer"

Authorized Signing Officer

PARADIGM CAPITAL INC.

Per: "Authorized Signing Officer"

Authorized Signing Officer

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

MCLOUD TECHNOLOGIES CORP.

Per: "Authorized Signing Officer"

Authorized Signing Officer

11110012-00163182.DOCX:2

SCHEDULE “A”

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

As used in this Schedule “A” and related exhibits, the following terms shall have the meanings indicated:

“Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Schedule, includes, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Special Warrants and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Special Warrants;

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act; “SEC” means the United States Securities and Exchange Commission;

“Securities” means the Special Warrants, the Common Shares and Warrants issuable upon exercise of the Special Warrants and the Warrant Shares issuable upon exercise of the Warrants;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

All other capitalized terms used but not otherwise defined in this Schedule “A” shall have the meanings assigned to them in the Agency Agreement to which this Schedule “A” is attached and of which this Schedule “A” forms a part.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, acknowledges, covenants and agrees with the Agents that:

- A2 -

1.	The Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest with respect to the Securities of the Corporation.

2.	The Corporation is not, and after giving effect to the Offering and the application of the net proceeds thereof, will not be, registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

3.	The Corporation acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Except with respect to sales of the Special Warrants solicited by the Agents through a U.S. Affiliate to Accredited Investors in reliance upon available exemptions from registration under the U.S. Securities Act and applicable state securities laws, neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Agents, the U.S. Affiliates, or any Selling Firm, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons; or (B) any sale of Special Warrants unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person, or (ii) the Corporation, its affiliates, and any person acting on any of their behalf (other than the Agents, the U.S. Affiliates, or any Selling Firm, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) reasonably believe that the purchaser is outside the United States and not a U.S. Person.

4.	Neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Agents, the U.S. Affiliate, or any Selling Firm, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement), has engaged or will engage in any Directed Selling Efforts, or has taken or will take any action that would cause the exemption afforded by Section 4(a)(2) of the U.S. Securities Act, Rule 506(b) of Regulation D, or the exclusion afforded by Rule 903 of Regulation S, to be unavailable for offers and sales of the Special Warrants.

5.	None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Agents, the U.S. Affiliate, or any Selling Firm, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons, by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer and sale of the Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons.

6.	Neither the Corporation nor any person acting on behalf of the Corporation has, within six months prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any of the Corporation’s securities, and will not do so for a period of six months following the completion of this Offering, in a manner that would be integrated with the offer and sale of the Special Warrants and would cause the exemption from registration provided by Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Shares.

7.	Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

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8.	The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws in connection with the offering of the Special Warrants in the United States.

9.	None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Agents, the U.S. Affiliates, or any Selling Firm or any of their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) will (i) take an action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Special Warrants for Units, and (ii) pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of Special Warrants for Units.

10.	As of the Closing Date, with respect to Special Warrants that may be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the “Regulation D Securities”), none of the Corporation, any of its predecessors, any “affiliated” (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of the Corporation participating in the offering of the Regulation D Securities, any beneficial owner of 20% or more of the Corporation's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale of the Regulation D Securities (other than any Dealer Covered Person (as defined below), as to whom no representation, warranty, acknowledgement, covenant or agreement is made) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1) under Regulation D (a “Disqualification Event”).

Representations, Warranties and Covenants of the Agents

Each Agent represents, warrants and covenants to and with the Corporation on a several basis (and not joint nor joint and several) that:

1.	It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. It has not offered for sale by the Corporation, and will not offer for sale by the Corporation, any Special Warrants except: (a) Special Warrants in an Offshore Transaction in accordance with Rule 903 of Regulation S; or (b) Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons, that are Accredited Investors, in transactions that are exempt from the registration requirements of the U.S. Securities Act and in compliance with state securities laws, as provided in this Schedule “A” and the Agreement to which it is annexed. Accordingly, neither the Agent, its U.S. Affiliate nor any of their affiliates nor any persons acting on behalf of any of them, has made or will make (except as permitted hereby) any: (x) offer to sell or any solicitation of an offer to buy, any Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons; (y) arrangement for any sale of Special Warrants to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or such Agent, U.S. Affiliate, affiliate or person acting on any of their behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person; or (z) Directed Selling Efforts.

2.	Neither the Agent, its U.S. Affiliate nor any of their affiliates either directly or through a person acting on its or their behalf has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Special Warrants.

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3.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Special Warrants, except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Corporation. It shall require its U.S. Affiliate and each Selling Firm to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable best efforts to ensure that its U.S. Affiliate and each Selling Firm complies with, the provisions of this Schedule applicable to the Agent as if such provisions applied directly to its U.S. Affiliate and such Selling Firm.

4.	All offers to sell and solicitations of offers to purchase Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons, shall be solicited and arranged by the Agent through its U.S. Affiliate, which on the dates of such offers and subsequent sales by the Corporation was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempted therefrom) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. in accordance with all applicable United States state and federal securities (including broker-dealer) laws. The U.S. Affiliate will arrange for all offers of Special Warrants for sale by the Corporation in compliance with all applicable United States federal and state broker-dealer requirements and this Schedule “A” and the Agreement to which it is annexed.

5.	It and its U.S. Affiliate and their respective affiliates, either directly or through a person acting on behalf of any of them, have not solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Special Warrants in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer and sale of the Securities in the United States or to, or for the account or benefit of, U.S. Persons.

6.	Any offer, or solicitation of an offer to buy, Special Warrants that has been made or will be made in the United States or to, or for the account or benefit of, U.S. Persons, was or will be made only to Accredited Investors.

7.	Immediately prior to soliciting any person in the United States or person purchasing for the account or benefit of, a U.S. Person, the Agent, the U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them, had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor, and at the time of completion of each sale by the Corporation to a person in the United States or a person purchasing for the account or benefit of, a U.S. Person, the Agent, the U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them will have reasonable grounds to believe and will believe, that each such purchaser is an Accredited Investor.

8.	Prior to arranging for any sale of Special Warrants to a person in the United States or person purchasing for the account or benefit of, a U.S. Person, it shall (A) cause each purchaser that is an Accredited Investor to execute a Subscription Agreement, including Schedule D thereto, in a form mutually acceptable to the Corporation and the Lead Agent, and (B) it will deliver to the Corporation all such completed Subscription Agreements.

9.	At least one Business Day prior to the applicable Closing Date, the transfer agent for the Corporation will be provided with a list of the names and addresses of all purchasers of the Special Warrants in the United States or purchasing for the account or benefit of, a U.S. Person.

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10.	At the Closing, each Agent and its U.S. Affiliate that has offered or solicited offers of Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons, will provide a certificate, substantially in the form of Exhibit I, relating to the manner of the offer and sale of the Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons, or will be deemed to represent and warrant that it did not make any offers or solicitations to purchase Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons.

11.	None of it, any of its U.S. Affiliates or any person acting on any of their behalf will (i) take an action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Special Warrants for Units, and (ii) receive any commission or other remuneration, directly or indirectly, for soliciting the exchange of Special Warrants for Units.

12.	As of the Closing Date, with respect to the offer and sale of the Regulation D Securities, the Agent represents that none of (i) the Agent or the U.S. Affiliate, (ii) the Agent or the U.S. Affiliate’s general partners or managing members, (iii) any of the Agent's or the U.S. Affiliate’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the Agent’s or the U.S. Affiliate’s general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities or

(v) any other person associated with any of the above persons, including any Selling Firm and any such persons related to such Selling Firm, that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any Disqualification Event.

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EXHIBIT I TO SCHEDULE A (TERMS AND CONDITIONS OF U.S. SALES)

AGENTS’ CERTIFICATE

In connection with the offer and sale in the United States or to, or for the account or benefit of, U.S. Persons, of Special Warrants (the “Special Warrants”) of mCloud Technologies Corp. (the “Corporation”) pursuant to an agency agreement (the “Agency Agreement”) dated January 14, 2020 between the Corporation and the Agents named in the Agency Agreement, the undersigned each hereby certify as follows:

(i)	on the date hereof and on the date of each offer, solicitation of an offer and sale of Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons, the U.S. Affiliate is and was: (A) a duly registered broker-dealer with the United States Securities and Exchange Commission and under the laws of each state where offers and sales of Special Warrants were made (unless exempted therefrom); and (B) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)	all offers of Special Warrants for sale by the Corporation in the United States or to, or for the account or benefit of, U.S. Persons, have been and will be effected and arranged by the U.S. Affiliate in accordance with all applicable U.S. federal and state laws and regulation (including, without limitation, laws and regulation with respect to the registration and conduct of broker- dealers);

(iii)	immediately prior to offering or soliciting offers for the Special Warrants in the United States or to, or for the account or benefit of U.S. Persons, we had reasonable grounds to believe and did believe that each offeree was an Accredited Investor, and, on the date hereof, we continue to believe that each person purchasing Special Warrants from the Corporation in the United States or to, or for the account or benefit of, U.S. Persons, is an Accredited Investor;

(iv)	no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act, in connection with the offer or sale of the Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons;

(v)	the offers and solicitations of offers of the Special Warrants have been conducted by us in accordance with the terms of the Agency Agreement; and

(vi)	in connection with each sale of Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons, we (A) caused each purchaser that is an Accredited Investor to execute a Subscription Agreement, including Schedule D thereto, in a form mutually acceptable to the Corporation and the Agents, and (B) delivered to the Corporation all such completed Subscription Agreements.

(vii)	none of (i) the undersigned, (ii) the undersigned's general partners or managing members, (iii) any of the undersigned's directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the undersigned's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons, including any Selling Firm and any such persons related to such Selling Firm, that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1) under Regulation D; and

(viii)	the undersigned represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

[signature page follows]

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Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated this       day of January, 2020.

[INSERT NAME OF AGENT]		[INSERT NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title: